BAYTEX ANNOUNCES 2026 BUDGET, THREE-YEAR OUTLOOK,

EXECUTIVE APPOINTMENT, AND BOARD OF DIRECTOR CHANGES

CALGARY, ALBERTA (December 22, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) is pleased to announce its 2026 budget, three-year outlook, executive appointment and Board of Director changes.

Highlights

• 2026 capital budget of $550 to $625 million, targeting 3% to 5% production growth and prioritizing meaningful shareholder returns

• Improved sustaining breakeven price(1) of US$52/bbl and strong liquidity position

• Significant portion of Eagle Ford sale proceeds to be returned to shareholders; NCIB to resume, SIB under consideration, and annual dividend expected to be maintained

• Three-year outlook demonstrates value of streamlined portfolio with sustainable growth at US$60-65 WTI

• Updated $750 million credit facility extends maturity to 2030

• Chad E. Lundberg appointed President and Chief Operating Officer

"We are excited by the strength of our Canadian oil and gas portfolio, which positions us to deliver strong, consistent heavy oil performance and drive significant value creation in the Pembina Duvernay," said Eric T. Greager, Chief Executive Officer. "Looking ahead, we are targeting 3% to 5% annual production growth while investing in exploration and infrastructure for future development. Supported by our industry-leading net cash balance sheet, we are prioritizing shareholder returns in 2026. With a focused asset base, optimized cost structure, and enhanced financial flexibility, Baytex is well positioned to deliver sustainable growth and resilient performance through all market conditions."

"As we sharpen our focus on our core Canadian assets, we are pleased to announce the appointment of Chad Lundberg to the position of President and Chief Operating Officer," said Mark Bly, Chair of the Board of Directors. "Mr. Lundberg has been a key contributor to the successful development and expansion of our Canadian portfolio, and we look forward to his continued success working alongside Mr. Greager to execute our strategy and create long-term value for Baytex shareholders."

2026 Budget: Disciplined Growth, Returns, and Flexibility

The Board of Directors approved 2026 exploration and development expenditures of $550 to $625 million, designed to generate average annual production of 67,000 to 69,000 boe/d. The budget is based on a US$60/bbl WTI price and is expected to deliver 3% to 5% production growth from 2025 (Canada only).

Approximately 55% of exploration and development expenditures will be directed to light oil assets, and 45% to heavy oil assets. The capital program is structured for flexibility, with 45% of capital spending expected to occur in the first half of the year, allowing the Company to adjust the pace and focus of investment in response to commodity price movements as appropriate.

Production in Q1/2026 is forecast to average 68,000 to 69,000 boe/d, with production of approximately 70,000 boe/d as we exit 2026. The production mix is expected to be 89% liquids (82% crude oil, 7% NGLs) and 11% natural gas.

Value Creation in the Pembina Duvernay

Baytex will continue its transition to full commercialization in the Pembina Duvernay in 2026 with plans to bring 12 wells (three four-well pads) onstream, including the first pad on the recently consolidated southern acreage, compared to 8 wells in 2025. Production is expected to increase 35% to average approximately 11,000 boe/d, with a target year-end exit rate of 14,000 to 15,000 boe/d.

About 35% of the 2026 capital program is allocated to the Pembina Duvernay. Infrastructure investments include an efficient build-out of the infield gathering system, anchor oil batteries, fluid handling, and water infrastructure to support long-term development.

Targeting Mannville Heavy Oil in Northeast Alberta

Baytex's heavy oil portfolio is expected to deliver stable production, reliable returns, and strong asset level free cash flow in 2026. The Company plans to bring 91 wells onstream, with production for 2026 averaging 43,000 to 44,000 bbl/d.

Approximately 25% of the 2026 capital program will be directed to Lloydminster, largely targeting the Mannville stack in northeast Alberta through open-hole multi-lateral and circulation string wells across more than 100 sections of highly prospective lands.

2026 Capital Expenditures Reflect Improved Sustaining Breakeven

Highlights of the 2026 capital program include:

• Maintenance capital of $435 million, reflecting a corporate sustaining breakeven(1) price of US$52/bbl - a 13% improvement over 2025.

• Growth capital of $50 to $75 million focused on the Pembina Duvernay and northeast Alberta Mannville.

• Infrastructure investment of $50 million to advance long-term growth, including anchor oil batteries and water infrastructure in the Pembina Duvernay, and gas conservation in Peace River.

• Exploration and land investments of $50 million to expand development inventory and test new play concepts across Baytex's extensive heavy oil fairway, including stratigraphic tests, step-out wells, and 3-D seismic.

2026 Guidance

The following table summarizes our 2026 annual guidance.

Exploration and development expenditures	$550 - $625 million
Production (boe/d)	67,000 - 69,000

Expenses:
Average royalty rate (2)	15%
Operating (3)	$13.75 - $14.25/boe
Transportation (3)	$3.40 - $3.60/boe

Leasing expenditures	$7 million
Asset retirement obligations	$20 million

With over $1.6 billion of Canadian tax pools, Baytex does not expect to pay cash taxes in 2026 at current commodity prices.

(1) Corporate sustaining break-even is determined by calculating the minimum WTI price (US$/bbl) required to generate free cash equal to zero while sustaining current production levels.

(2) Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(3) Supplementary financial measure calculated as operating, transportation, general and administrative or cash interest expense divided by barrels of oil equivalent production volume for the applicable period.

2026 Exploration and Development Expenditures and Wells On-Stream

Operating Area	Amount (1) ($ millions)	Wells On-stream (net)
Light Oil	$320	85
Heavy Oil	$265	91
Total	$585	176

Classification	Amount (1) ($ millions)
Maintenance	$435
Growth	$50
Long-term Infrastructure	$50
Exploration and Land	$50
Total	$585

Accelerated Shareholder Returns

Following the Eagle Ford sale and debt repayment, Baytex expects to return a significant portion of excess proceeds to shareholders. The Company intends to resume purchases under its normal course issuer bid and, in addition, will give consideration to a substantial issuer bid.

Baytex also intends to maintain its annual dividend of $0.09 per share ($0.0225 per share paid quarterly)(2), subject to Board of Directors approval.

Updated Bank Credit Facilities

Baytex has secured an updated $750 million covenant-based credit facility, with maturity extended from June 2029 to June 2030 and no annual or semi-annual reviews required, reflecting continued support from its lending syndicate.

Three-Year Outlook Demonstrates Strength of Portfolio

Baytex's three-year outlook (2026 to 2028) demonstrates the value of its streamlined portfolio as a focused Canadian energy producer. The Company expects to deliver 3%-5% annual production growth, reaching approximately 75,000 boe/d in 2028, with optionality to accelerate growth in a more constructive pricing environment. Baytex plans to maintain a net cash position throughout the period, excluding potential acquisitions.

In the Pembina Duvernay, Baytex will complete the transition to a full one-rig drilling program in 2027, targeting 30% annual production growth and an 80% increase in field-level operating income by 2028. The three-year infrastructure build-out is expected to support production of 20,000-25,000 bbl/d by 2029-2030, with ongoing improvements in capital efficiency.

The heavy oil portfolio is expected to deliver stable production and meaningful free cash flow to support Duvernay growth, with the option to grow heavy oil production if market conditions improve. Baytex will continue to prioritize Mannville stack development and inventory enhancement.

Throughout the plan period, Baytex remains committed to meaningful shareholder returns, with excess free cash flow(3) available for incremental investment and/or enhanced returns, including buybacks and dividends.

(1) Reflects the mid-point of the exploration and development expenditures guidance range.

(2) Refer to the Advisory Regarding Forward-Looking Statements section in the press release for further information.

(3) Excess free cash flow is calculated as free cash flow (adjusted funds flow less exploration and development expenditures, abandonment and reclamation spending and leasing expenditures) less dividend payments.

Executive Appointment and Board Changes

Baytex is pleased to announce the appointment of Chad E. Lundberg as President and Chief Operating Officer, effective December 22, 2025. Mr. Lundberg joined Baytex in 2018 and has served as Chief Operating Officer since July 2021,  playing a key role in the successful development and expansion of the Company's Canadian oil and gas portfolio. Mr. Greager continues  as Chief Executive Officer, working with Mr. Lundberg to drive Baytex's strategic priorities in his newly expanded role. This appointment reflects the Board of Directors' ongoing commitment to strong leadership development and succession planning process, ensuring long-term continuity and effective execution of Baytex's strategy.

Additionally, Tiffany (TJ) Thom Cepak and Angela S. Lekatsas have informed the Board of Directors of their intention to step down as directors effective January 1, 2026. Following these departures, the Board of Directors will be comprised of 8 members, 7 of whom are independent.

"We extend our sincere gratitude to Ms. Cepak and Ms. Lekatsas for their valuable insights and strategic guidance during their tenure on the Board of Directors," said Mark Bly, Chair of the Board of Directors. "We wish them all the best in their future endeavors."

Discontinued Operations and Net Loss on Disposition

Baytex expects to release its year-end 2025 operating and financial results on March 3, 2026. At that time, results from our operated and non-operated Eagle Ford properties will be classified as discontinued operations for the current and comparative periods. Baytex expects to record a loss on disposition of approximately $250 to $350 million, which includes the reclassification of the cumulative foreign exchange gain from accumulated other comprehensive income to net income (loss) from discontinued operations. As a result of the disposition, Baytex also expects to record a deferred tax expense of approximately $140 million to derecognize deferred tax assets impacted by the disposition transaction structuring.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "continue", "estimate", "expect", "forecast", "intend", "may", "ongoing", "outlook", "potential", "demonstrate", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this press release contains forward-looking statements relating to but not limited to: the focus of our capital budget including prioritizing meaningful shareholder returns and targeting production growth, and the anticipated amount thereof; the anticipated uses of our Eagle Ford sale proceeds; our anticipated sustaining breakeven price; anticipated changes to the composition of the Board of Directors; the strength of our Canadian oil and gas portfolio and the expected benefits thereof; our expected production rate for Q1 2026; expected timing of free cash flow during the year and our plans regarding the adjustment of pace and focus of investment in response to commodity movements; our 2026 guidance, including exploration and development expenditures (including by operating area and classification), production, average royalty rate, expenses (operating and transportation), leasing expenditures and asset retirement obligations; Baytex's expectations as to when it will be subject to cash income taxes; our drilling plans for 2026 and the anticipated locations and the timing thereof; the composition of our forecasted 2026 production; the anticipated uses of the capital program in the Pembina Duvernay and Northeast Alberta; Baytex's intention regarding its NCIB, share repurchases (including an SIB) and dividends; expectations regarding our three-year outlook, including forecasted production, the anticipated transition and build-out in the Pembina Duvernay and anticipated benefits therefrom, free cash flow, and Baytex's intention to remain committed to meaningful shareholder returns; the anticipated timing of Baytex's year-end 2025 operating and financial results and the classification of its U.S. business; the expected loss on disposition; and other similar statements.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; exploration and development expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; availability of skilled labour; timing and amount of capital expenditures; our future costs of operations are as anticipated; the timing of drilling and completion of wells is as anticipated; that we will have sufficient cash flow, debt or equity sources or other financial resources required to fund our capital and operating expenditures and requirements as needed; that our conduct and results of operations will be consistent with our expectations; that we will have sufficient financial resources in the future to allocate to shareholder returns; ability to meet the solvency tests under applicable laws; that Baytex is able to resume its normal course issuer bid; current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated); the assumptions set forth in this press release; and other matters. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; risks associated with our ability to develop our properties and add reserves; the impact of an energy transition on demand for petroleum productions; changes in income tax or other laws or government incentive programs; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; the availability and cost of capital or borrowing; risks associated with large projects; costs to develop and operate our properties; public perception and its influence on the regulatory regime; current or future control, legislation or regulations; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; results of litigation; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks of counterparty default; the impact of Indigenous claims; risks associated with expansion into new activities; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; risk that we may not achieve our guidance and three-year outlook due to various factors; risk that our anticipated drilling plans may change; risk that we may not be able to realize the anticipated benefits from the transition and building-out in the Pembina Duvernay on the timeline anticipated, or at all; risk that we may not have sufficient financial resources in the future to allocate to forecasted shareholder returns; risk that the Board of Directors determines to use the sale proceeds other than as set forth herein; the risk that Baytex does not resume purchases under its normal course issuer bid; risk that the net loss related to the Eagle Ford disposition differs from that set forth herein; risk that Baytex is subject to taxes on an earlier timeline than anticipated; risk that we cannot execute our strategy or create long-term value for Baytex shareholders; risk that our actual results of operations is different from that set forth herein; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains information, including in respect of our 2026 budget, three-year outlook and 2026 guidance, that may be considered a financial outlook under applicable securities laws about Baytex, which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies. The financial outlook contained in this press release was made as of the date of this press release and was included in order to provide readers with a more complete perspective on Baytex's future operations and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, Baytex undertakes no obligation to update such financial outlook. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Dividend and Share Buyback Advisories

Future dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including the actual amount, the declaration date, the record date and the payment date) will be subject to the discretion of the Board of Directors of Baytex and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. There can be no assurance that we will pay dividends in the future. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The future acquisition by Baytex of its shares pursuant to a share buyback program (including the normal course issuer bid and/or a substantial issuer bid), if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex (including pursuant to the normal course issuer bid and/or a substantial issuer bid) will be subject to the discretion of the Board of Directors and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals. There can be no assurance that Baytex will buyback any shares in the future.

Specified Financial Measures

In this press release, we refer to certain specified financial measures (such as free cash flow, average royalty rate, total sales, net of blending and other expense, and return of capital) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

Non-GAAP Financial Measures and Ratios

Free cash flow in this press release may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's Management's Discussion & Analysis ("MD&A"). Cumulative free cash flow is calculated consistently with free cash flow and sums together the forecasted free cash flow during the three-year outlook period (2026-2028). The most directly comparable financial measure for free cash flow disclosed in the Company's primary financial statements is cash flows from operating activities. For the three and nine months ended September 30, 2025, cash flows from operating activities was $472.7 million and $1.3 billion, respectively, and free cash flow was $142.7 million and $198.4 million, respectively. For information on the composition of free cash flow and how the Company uses this measure, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2025, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Average royalty rate is calculated as royalties divided by total sales, net of blending and other expense which is a non-GAAP measure. Total sales, net of blending and other expense may refer to a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company's MD&A. The most directly comparable financial measure for total sales, net of blending and other expense disclosed in the Company's primary financial statements is petroleum and natural gas sales. For the three and nine months ended September 30, 2025, petroleum and natural gas sales was $927.6 million and $2.8 billion, respectively, and total sales, net of blending and other expense was $877.9 million and $2.6 billion respectively. For information on the composition of total sales, net of blending and other expense and average royalty rate and how the Company uses these measures, refer to the "Specified Financial Measures" section of the MD&A for the period ended September 30, 2025, which section is incorporated herein by reference, and available on the SEDAR+ website at www.sedarplus.ca.

Return of capital is comprised of dividends declared and repurchase of common shares and is used to measure the amount of capital returned to shareholders during a given period. Cumulative return of capital is calculated consistently with return of capital and sums together the forecasted free cash flow during the three-year outlook period (2026-2028). Return of capital in this press release may refer to a forward-looking non-GAAP measure and is calculated consistently with the historical return of capital. Historical return of capital for the three and nine months ended September 30, 2025 and 2024 is calculated below.

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Dividends declared	$17,326	$17,732	$51,919	$54,387
Repurchase of common shares	0	84,573	17,159	168,468
Return of capital	$17,326	$102,305	$69,078	$222,855

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  The use of boe amounts may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains certain oil and gas metrics, including capital efficiencies, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Baytex Energy Corp.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. It operates a high-quality, high-return portfolio in the Western Canadian Sedimentary Basin, featuring the Pembina Duvernay and heavy oil plays in Alberta and Saskatchewan. These core assets are backed by an extensive drilling inventory and consistently generate strong cash flow. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com